AIRBORNE, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

EXHIBIT 12.(a)
(Dollars in thousands)

	For the Quarter Ended June 30, 2002	For the Quarter Ended June 30, 2001
EARNINGS:
Earnings (loss) before taxes	$1,172	$(9,539)
Fixed charges	13,268	9,846
Less: Capitalized interest expenses	(428)	(529)

Total earnings	$14,012	$(221)

CALCULATION OF FIXED CHARGES:
Net interest expense	$7,485	$4,454
Add: Capitalized interest expenses	428	529
Add: Interest income	1,506	207

Gross interest expense	9,419	5,189
DISCOUNTS ON SALES OF RECEIVABLES	885	2,229
AMORTIZATION OF DEBT EXPENSE	540	109
RENTAL EXPENSE:
Total	24,232	23,188
Factor	10%	10%

Net “interest” component	2,423	2,319

TOTAL FIXED CHARGES	$13,268	$9,846

RATIO OF EARNINGS TO FIXED CHARGES	1.06	—